FOR IMMEDIATE RELEASE                Contact: Guy T. Marcus
07/25/01                                      Vice President-Investor Relations
                                              214/978-2691
                                              guy.marcus@halliburton.com

                                              Wendy Hall
                                              Manager-Media Relations
                                              713-676-5227
                                              wendy.hall@halliburton.com

            HALLIBURTON COMPANY SECOND QUARTER REVENUES AND EARNINGS
                                CONTINUE TO SOAR


     DALLAS, Texas -- Halliburton Company (NYSE: HAL) reported today that 2001 second quarter net income was $382 million ($0.89 per diluted share). Net income from continuing operations was $143 million ($0.33 per diluted share), an increase of 175 percent compared to the prior year quarter.

     Revenues from continuing operations were $3.3 billion in the 2001 second quarter, an increase of 16 percent compared to the year ago quarter. Operating income of $272 million for the quarter represents an increase of 116 percent compared to the 2000 second quarter operating income of $126 million. The company's strong growth was driven by continued strong performance in the Energy Services Group.

     Dave Lesar, Halliburton's chairman of the board, president and chief executive officer, said, "This was an excellent quarter for Halliburton. The Energy Services Group benefited from high levels of activity, strong capacity utilization, and better pricing in North America. We are particularly pleased with increasing revenues and earnings internationally. Although there is some uncertainty among market analysts about the impact of increasing gas storage levels on prices for natural gas in the United States, we expect activity levels to remain strong through the end of the year. We see continued contribution to

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Halliburton Company                  page 2

both revenues and earnings from increased international activity by our customers."

2001 Second Quarter Segment Results

     The Energy Services Group segment posted 2001 second quarter revenues of $2.2 billion representing an increase of 37 percent compared to the 2000 second quarter. Energy Services Group revenues in the United States increased by over 60 percent from the year earlier quarter, while international revenues increased by over 20 percent. Within the Energy Services Group, revenues at Halliburton Energy Services increased 12 percent sequentially and increased compared to the prior year quarter for all geographic regions and product service lines.

     Operating income for the Energy Services Group segment was $267 million, which more than doubled from the 2000 second quarter. Operating income improvements for the segment were mostly attributable to Halliburton Energy Services, where operating income increased over 170 percent compared to the 2000 second quarter and increased 38 percent sequentially. Operating margins within Halliburton Energy Services were over 15 percent compared to less than 8 percent a year earlier. This resulted in incremental margins at Halliburton Energy Services of 34 percent year-over-year. Approximately one-third of the incremental operating income was derived from outside North America.

     The Engineering and Construction Group segment's 2001 second quarter revenues were $1.1 billion, a decrease from the $1.3 billion achieved in the 2000 second quarter. The segment posted an operating profit of $25 million for 2001 second quarter as compared to the second quarter profits of $30 million in 2000. Despite lower revenues, operating margins remained relatively consistent with the prior year second quarter.

     Addressing the company's results, Dave Lesar said, "While North American pressure pumping continues to deliver increasing profitability within Halliburton Energy Services, we were also very pleased with the increasing levels of revenue and earnings from our other Halliburton Energy Services product service lines, both in the United States and internationally. Focused spending and deployment of capital equipment has positioned Halliburton to benefit from buoyant activity in the United States and increasing exploration and production spending internationally. I am also encouraged by the increasing bid and proposal activity in our engineering and construction business as delayed projects are now being revitalized and new projects identified by our customers. We expect this to develop into future project awards during the remainder of this year."

Discontinued Operations

     Total net income from discontinued operations was $239 million ($0.56 per diluted share). This is comprised of a $299 million after-tax gain on sale of


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Halliburton Company                  page 3

the Dresser Equipment Group partially offset by a $60 million after-tax charge for asbestos litigation related to discontinued operations.

     Halliburton completed the sale of the Dresser Equipment Group on April 10, 2001 for $1.55 billion in cash and assumed liabilities, and reported a $299 million after-tax gain ($0.70 per diluted share) on the sale of discontinued operations, subject to any final closing adjustments.

     As previously reported on June 28, 2001, in response to a request from Harbison-Walker Refractories Company for assistance to fund settlements of asbestos claims Harbison assumed at the time it was spun-off by Dresser Industries, Inc. in 1992, Dresser has decided that it will not relieve Harbison from its obligation to indemnify and defend Dresser from such claims and it will not assist Harbison in paying settlements of asbestos claims Harbison has assumed. Dresser will separately and aggressively assert its own defense of those claims where Dresser is a named defendant and will take other legal action it determines to be in its best interest, including action to protect its insurance coverage program.

     Based on Halliburton's analysis of Harbison's asbestos claims management and concern that Harbison will not be able to fully perform its obligation to defend and indemnify Dresser, during the 2001 second quarter Halliburton accrued $60 million after-tax ($0.14 per diluted share) under discontinued operations which represents management's judgement of potential exposures, net of insurance recovery.

Technology and Business Successes

     During 2001, Halliburton achieved a number of business and technology successes including:

- Halliburton signed a definitive agreement to acquire Magic Earth, Inc., a leading 3-D visualization and interpretation technology company with broad applications in the area of data mining. The addition of Magic Earth will further enhance Halliburton's suite of integrated software solutions for the energy industry and grow its information products and services business.

- The Energy Services Group's new H2Zero(TM) technology, which uses a revolutionary polymer system to provide unprecedented capabilities for controlling unwanted water production, has reduced the amount of unwanted water produced from an oil well by 98 percent for Shell U.K. Exploration and Production. The treatment, with 403 feet of perforations, is the longest horizontal, subsea, water shut-off treatment completed to date.

- Halliburton Energy Services announced the global commercialization of the oil and gas industry's first Magnetic Resonance Imaging Logging While Drilling (MRIL-WD(TM)) tool. The new tool provides well operators with the

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Halliburton Company                  page 4

     same critical porosity and fluid information currently available with its MRIL-Prime (TM) tool, now making this important reservoir data available during the real-time drilling phase. The MRIL-WD tool meets industry expectations by replicating the measurements of its wireline counterpart in the drilling environment.

- Halliburton Energy Services commercialized its Reservoir Description Tool (RDT(TM)), an innovative pumpout design with a digital control feedback system, that continuously samples and monitors formation fluids, thus enabling the advanced wireline formation testing system to provide operators with accurate, extensive reservoir information. By monitoring fluid and formation properties in real time, operators can determine the optimum point to obtain the highest sample quality possible, especially where zones are tested over a wide range of overbalance pressures in a single trip.

- Kellogg Brown & Root (KBR) was selected by Shanghai Gaoqiao Petrochemical Corporation, a subsidiary of China Petrochemical International Company (Sinopec), for its phenol technology for another new 200,000 metric-tons-per-year phenol and acetone plant to be located in Shanghai, China. KBR will provide the technology license, process design package and commissioning services for the plant, which is scheduled to come on stream before 2005.

- Kellogg Brown & Root was awarded a four year contract with the Australian Formula One Grand Prix to provide engineering project management services that will commence immediately, with preparations for the 2002 event, and will run through to park restoration following the 2005 event. Under the contract, KBR will oversee an asset replacement program on behalf of the Australian Grand Prix Corporation and will include race-related assets such as safety and access structures (crash barriers, debris fence panels and overpasses), demountable grandstands, an engineering operations center and a transportable medical center.

- M.W. Kellogg Limited, the London-based Kellogg Brown & Root and JGC Corporation jointly-owned company, has again received recognition for their outstanding safety record by winning the prestigious RoSPA (the Royal Society for the Prevention of Accidents) President's Award. These annual awards are presented to companies who achieve the highest standards in the prevention and control of occupational accidents and ill health, and who attain the RoSPA Gold Award consistently for 10 successive years.

     Halliburton Company, founded in 1919, is the world's largest provider of products and services to the petroleum and energy industries. The company serves its customers with a broad range of products and services through its Energy Services Group and Engineering and Construction Group business segments. The company's World Wide Web site can be accessed at www.halliburton.com.

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Halliburton Company                  page 5

NOTE: In accordance with the Safe Harbor provisions of the Private Securities Litigation Reform Act of 1995, Halliburton Company cautions that statements in this press release which are forward looking and which provide other than historical information, involve risks and uncertainties that may impact the company's actual results of operations. Please see Halliburton's Form 10-Q for the quarter ended March 31, 2001 for a more complete discussion of such risk factors.


                                       ###

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

                                          Consolidated Statements of Income
                                                     (Unaudited)

                                                           Quarter Ended                 Six Months Ended
                                                              June 30                        June 30
                                                    ----------------------------    ---------------------------
                                                       2001            2000            2001            2000
                                                    ------------    ------------    ------------    -----------
                                                            Millions of dollars except per share data
Revenues
Energy Services Group                                $   2,214        $ 1,615        $   4,245        $ 3,038
Engineering and Construction Group                       1,125          1,253            2,238          2,689
                                                    ------------    ------------    ------------    -----------
    Total revenues                                   $   3,339        $ 2,868        $   6,483        $ 5,727
                                                    ============    ============    ============    ===========

Operating income
Energy Services Group                                $     267        $   113        $     467        $   162
Engineering and Construction Group                          25             30               43             79
General corporate                                          (20)           (17)             (40)           (34)
                                                    ------------    ------------    ------------    -----------
    Total operating income                                 272            126              470            207

Interest expense                                           (34)           (33)             (81)           (66)
Interest income                                              6              3               10             10
Foreign currency losses, net                                (1)            (3)              (4)            (7)
                                                    ------------    ------------    ------------    -----------
Income from continuing operations before
    income taxes, minority interests, and change
    in accounting method                                   243             93              395            144


Provision for income taxes                                  98            (36)            (159)           (56)
Minority interest in net income of subsidiaries             (2)            (5)              (7)            (9)
                                                    ------------    ------------    ------------    -----------
Income from continuing operations
    before change in accounting method                     143             52              229             79
Discontinued operations, net
    Income (loss) from discontinued operations             (60)            23              (38)            45
    Gain on disposal of discontinued operations            299              -              299            215
                                                    ------------    ------------    ------------    -----------
    Income from discontinued operations                    239             23              261            260
                                                    ------------    ------------    ------------    -----------
Cumulative effect of change in accounting
    method, net                                              -              -                1              -
                                                    ------------    ------------    ------------    -----------
Net income                                           $     382        $    75        $     491        $   339
                                                    ============    ============    ============    ===========

Basic income per share:
Continuing operations                                $    0.34        $  0.12        $    0.54        $  0.18
Discontinued operations, net
    Income (loss) from discontinued operations           (0.14)          0.05            (0.09)          0.10
    Gain on disposal of discontinued operations           0.70              -             0.70           0.49
                                                    ------------    ------------    ------------    -----------
    Income from discontinued operations                   0.56           0.05             0.61           0.59
                                                    ------------    ------------    ------------    -----------
Net income                                           $    0.90        $  0.17        $    1.15        $  0.77
                                                    ============    ============    ============    ===========

Diluted income per share:
Continuing operations                                $    0.33        $  0.12        $    0.53        $  0.18
Discontinued operations, net
    Income (loss) from discontinued operations           (0.14)          0.05            (0.09)          0.10
    Gain on disposal of discontinued operations           0.70              -             0.70           0.48
                                                    ------------    ------------    ------------    -----------
    Income from discontinued operations                   0.56           0.05             0.61           0.58
                                                    ------------    ------------    ------------    -----------
Net income                                           $    0.89        $  0.17        $    1.14        $  0.76
                                                    ============    ============    ============    ===========

Basic average common shares outstanding                    427            444              427            443
Diluted average common shares outstanding                  430            449              430            447


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